Exhibit 3.18

Management’s Discussion and Analysis Of Financial Condition and Results of Operations

We commenced operations on October 1, 2005, when certain assets of Dynamic Oil & Gas, Inc. were transferred to us upon the completion of a Plan of Arrangement. Therefore there are no comparative figures available.

The reader of this report should be aware that historical performance results are not necessarily indicative of future performance. Additional information, including our initial Annual Information Form, can be found at www.sedar.com.

The following should be read in conjunction with our Financial Statements, and the Notes thereto included in this Interim Report. The Financial Statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The date of this discussion is May 11, 2006.

Unless otherwise noted, tabular amounts are in thousands of Canadian dollars, and production volumes and reserves are before royalties. We have presented our working interest before royalties, as we measure our performance on this basis, which is consistent with other Canadian oil and gas companies.

In this discussion and analysis, we report expense factors on a unit cost of production basis. It is industry practice among our peer-group to monitor trends in expenses against daily average production volumes and the common unit of production used is the barrel of oil equivalent (“boe”), where six mcf of natural gas is equivalent to one barrel of oil. We do not report expense factors on a unit gross revenue basis, as commodity price volatility may lead to less-reliable factors.

EXECUTIVE OVERVIEW

Summary of Operational Highlights

($ 000’s unless otherwise stated)	For the Three Months Ended March 31, 2006

Gross revenues	4,780
Cash flow used in operating activities	(67)
Net loss	(963)
Net loss per share, basic and diluted ($/share)	(0.03)
Daily average production (boe/d)	1,792
Total production (mboe)	161
Capital investment program (includes exploration expenses and capital assets) (1)	4,113
Total assets	31,935
Working capital (2)	593
Working capital ratio (3)	1.0:1

(1)

Seismic and unsuccessful drilling costs comprise the majority of our exploration expenses as reported in our Statement of Operations and Deficit. Capital expenditures are reported on our Balance Sheets. When combined, annual expenditures for capital and annual expenses for seismic and unsuccessful drilling represent the sum total of our capital investment program.

(2)	Working capital is defined as current assets less current liabilities.

(3)	We have no long-term debt. Working capital ratio is defined as current assets divided by current liabilities.

Our gross revenue, cash flow from operating activities, and net loss/earnings are impacted by three key performance measures. The first of these is the weighted average price that we realize from the sale of our commodities. The second performance measure is our total and daily average production levels. The third is our success rate for establishing or replacing proved reserves, as we recognize the costs of unsuccessful drilling efforts as an exploration expense.

During the three months ended March 31, 2006, our weighted average price realized from the sale of our heavy crude oil was $27.48 per barrel and from natural gas was $7.18 per mcf.

Total production for the period was 161 mboe and total daily average production was 1,792 boe per day, approximately 67% over the previous quarter ended December 31, 2005. The increase in production was mainly the result of the start-up of three wells - two were heavy crude oil wells and the other was our first natural gas well in the Mantario East field. Production was also up due to five wells that started production late in the previous quarter. Our overall production mix for the three months was 92% heavy crude and 8% natural gas.

During the three month period, we recognized one dry hole, acquired 2D seismic, and expensed certain site preparation costs for total exploration expenses of $0.8 million.

The following table summarizes the costs we incurred by classification on our capital investment program during the three month period ended March 31, 2006.

Capital Investment Program by Classification (1)

For the Three Months Ended
($000’s)	March 31, 2006
Land acquisitions	—
Drilling, completions and equipping:
Exploratory (2)	382
Development	2,433
Facilities and pipelining	1,168
Seismic	107
Other	23
Total	4,113

(1)

We follow the successful efforts method of accounting, whereby costs of drilling an unsuccessful well are recorded as exploration expense when it becomes known that the well did not result in a discovery of proved reserves or where one year has elapsed since the completion of drilling and near-term efforts to establish proved reserves are not foreseeable, intended, or in our control.

(2)

As at March 31, 2006 exploratory well-drilling costs of $3.7 million remain capitalized on our balance sheet. These costs relate to five wells. Various projects are planned in Fiscal 2006 to determine if proved reserves can be assigned to each of the five wells. The wells are as follows: three heavy oil wells at Mantario East and Flaxcombe, Saskatchewan; two natural gas wells at Pica, Alberta and Rigel, British Columbia.

Subsequent Events

Under joint announcement with True Energy Trust of Calgary, Alberta (“True”) on April 11, 2006, we entered into an agreement with True and True Energy Inc. (“True Energy”), a wholly-owned subsidiary of True, whereby, subject to certain conditions, True Energy will acquire all of our issued and outstanding Common Shares on the basis of 0.14 trust units of True for each outstanding share of Common Stock of ours. The contemplated transactions have received unanimous support of both our and True’s board of directors. Shareholders representing approximately 10.6% of our outstanding Common Stock, 14.5% on a fully-diluted basis assuming the full vesting and exercise of outstanding options (including all of our directors and officers) have entered into lock-up agreements pursuant to which they agree to support the transactions. Our board of directors has determined that the transactions are in the best interests of the holders of our Common Stock. We have agreed, as has True Energy, to pay the other a non-completion fee of $2.0 million in certain circumstances if the transactions are not completed. The agreement includes provisions whereby we will terminate discussions with any other parties and not solicit any other offers. The agreement also gives True the right to match any competing offer. Orion Securities Inc. is acting as our exclusive financial advisor to the transactions and has advised our board of directors that they are of the opinion, as of the date hereof, that the consideration to be received by the holders of our Common Stock pursuant to the transactions is fair, from a financial point of view.

PROPERTIES AND CAPITAL INVESTMENT

During the three-month period we incurred expenditures of $4.1 million on our capital investment program, 80% of which was spent at Mantario East and Flaxcombe in Saskatchewan, and 20% at Rigel, Cypress/Chowade, and Orion in British Columbia.

We financed the expenditures incurred on our capital investment program during the period through initial funding cash available at the beginning of the period.

Three Months Ended March 31, 2006

During the three-month period, our capital investment program expenditures were allocated by property and classification as follows:

Capital Investment Program by Property and Classification

(Including Exploration Expense Related to Drilling and Seismic, and Capital Assets)

	Drilling,	Facilities
	Completions	and
($000’s)	and Equipping	Pipelining	Seismic	Other	Total

British Columbia
Cypress/Chowade	27	—	—	7	34
Orion	1	—	—	(5)	(4)
Rigel	704	—	89	—	793
Total British Columbia	732	—	89	2	823
Saskatchewan
Mantario East	2,070	1,168	18	8	3,264
Flaxcombe/Sandgren	12	—	—	5	17
Total Saskatchewan	2,082	1,168	18	13	3,281
Pica, Alberta	1	—	—	—	1
Other	—	—	—	8	8
Total	2,815	1,168	107	23	4,113

Drilling, Completions and Equipping

We drilled four wells at a total cost of $2.8 million. One well targeting natural gas at Rigel at a working interest of 50% was unsuccessful. We also drilled three wells targeting heavy crude oil at Mantario East, each at a working interest of 75%. The three wells targeting heavy crude oil were completed, two were producing wells and the other one remained standing at period end, awaiting tie-in.

Facilities and Pipelining

Expenditures incurred on facilities and pipelining during the three-month period totaled $1.2 million. These expenditures were incurred mainly on the construction of our natural gas processing facility at Mantario East.

Seismic and Other

During the three month period, we invested $0.1 million on seismic data activity, most of which was for a 14.9 kilometer, 2D seismic shoot at Rigel.

FINANCIAL RESULTS

Revenue

The growth in our daily average production rate for the three-month period ended March 31, 2006 was the primary reason for the increase in revenues to $4.8 million, an increase of 34% over the previous quarter ended December 31, 2005. With expected stronger prices and a 2,000 boe/d production target, revenue should continue to strengthen during the balance of Fiscal 2006.

The following table shows a breakdown of our revenue by commodity during the three month period ended March 31, 2006.

Revenue by Commodity

Three Months Ended
($ 000’s)	March 31, 2006
Heavy crude oil	4,264
Natural gas	511
Light/medium crude oil	5
Total	4,780

Daily Average Production Rates and Total Production

Daily average production for the three-month period ended March 31, 2006 was 1,792 boe/d, an increase of 67% over the previous quarter. The increase in production was mainly the result of the start-up at Mantario East of three wells, two were heavy crude oil wells and one was a natural gas well. Production was also up due to five wells at Mantario East that started production late in the previous quarter.

Of our daily average production rate for the three-month period ended March 31, 2006, 92% is heavy crude oil originating from our Mantario East field in southeast Saskatchewan. We expect that our Fiscal 2006 exit rate will be approximately 86% heavy crude oil and the balance, mainly sweet natural gas.

The following table shows our daily average production rates and total production by commodity and field, for the three-month period ended March 31, 2006.

Daily Average Production Rates by Commodity and Field, and Total Production

Three Months Ended
(Units as stated)	March 31, 2006

Daily average production rates
Natural gas (mcf/d)
Cypress/Chowade, British Columbia	768
Mantario East, Saskatchewan	54
Total natural gas (mcf/d)	822
Total natural gas (boe/d 6:1)	137
Light/medium crude oil (bbl/d)
Elmore and Rapdan, Saskatchewan	1
Total light/medium crude oil (bbl/d)	1
Heavy crude oil (bbl/d)
Mantario East, Saskatchewan	1,654
Total heavy crude oil (bbl/d)	1,654
Total daily average production (boe/d)	1,792
Total production all products (mboe)	161

Weighted Average Commodity Prices

Our weighted average heavy crude oil prices are based on the index, Hardisty Heavy 12° API, for heavy crude oil in the proximity of southern Saskatchewan. Company-operated production from our Mantario East field is, for the most part, approximately 13.4° API.

The field operator at Cypress in northeastern British Columbia currently manages our weighted average natural gas prices for production at Cypress/Chowade. At Mantario East, we have elected to sell our natural gas into the AECO daily spot market.

Sproule Associates Limited, an engineering firm in Calgary, Alberta, independently evaluates our reserves each year. They maintain a website showing historical and forecasted prices, which helps to provide trends of the above-described index affecting our weighted average prices. Their website is www.sproule.com/prices/defaultprices.htm.

Management regularly employs price trend information for its internal cash flow forecasting purposes from the websites of two firms that regularly market hydrocarbon commodities – these websites are www.progas.com and www.nexenmarketing.com.

The following table shows our weighted average prices realized by commodity for the three month period ended March 31, 2006.

Weighted Average Commodity Prices

Three Months Ended
(Units as stated)	March 31, 2006

Heavy crude oil ($/bbl)	27.48
Natural gas ($/mcf)	7.18
Light/medium crude oil ($/bbl)	51.53

Hedging

As of March 31, 2006, our Board of Directors had not authorized any hedging activity.

Royalties

Royalties for the three-month period ended March 31, 2006 were $1.2 million or $7.63 per boe, a decrease in unit royalties of 15% from the quarter ended December 31, 2005. Most of this unit decrease was the result of production from horizontal crude oil wells at Mantario East that were eligible for a crown royalty holiday. Of our total royalties, 44% were crown burdens and 56% were freehold and gross overriding burdens. In the balance of Fiscal 2006, we expect our unit royalty rate to be approximately $8.00 per boe.

Production and Transportation Costs

Production and transportation costs for the three-month period ended March 31, 2006 totaled $1.3 million or $7.83 per boe, a decrease of 23% from the quarter ended December 31, 2005. This decrease reflects improved processing efficiencies created through the recent start-up of a new battery facility at Mantario East. We currently operate approximately 95% of our production, allowing us to better control production and transportation costs.

Amortization and Depletion Expense (A&D)

A&D expense for the three-month period ended March 31, 2006 was $1.7 million or $10.81 per boe, a decrease of 12% from the quarter ended December 31, 2005. This decrease was mainly due to a higher production volume denominator for calculating the per boe costs applied against a numerator partially comprised of non-producing capital costs.

Exploration Expenses

While we report our budgeted annual drilling costs, it is difficult to forecast year-over-year drilling success rates. However, two factors tend to increase or decrease our exploration expenses as they relate to drilling. They are as follows:

•                  Exploratory wells generally involve a greater degree of risk than development wells, due to the increased uncertainty in establishing proved reserves; and

•                  Wells in which we participate at higher working interests increase costs accordingly.

The amount of our exploration expenses each year also depends upon how much seismic data we add to our library. Although seismic science does not remove all uncertainty, we incur such expenses in order to improve our knowledge base, develop new prospects, and decrease the risk of drilling failures.

The following table shows our exploration expenses and unit exploration expenses by expense category for the three-month period ended March 31, 2006.

Exploration Expenses and Unit Exploration Expenses

Three Months Ended
($ 000’s unless otherwise stated)	March 31, 2006
Drilling (1)	693
Seismic data activity	107
Other	15
Total exploration expenses	815
Unit exploration expenses per boe ($)	5.05

(1)

Exploration drilling costs are capitalized pending evaluation as to whether sufficient quantities of reserves have been found to justify commercial production. If commercial quantities of reserves are not found, costs of exploration drilling costs are expensed. All exploratory wells are evaluated for commercial viability within twelve months of the completion. Exploration wells that discover potentially commercial quantities of reserves in areas requiring major expenditures before the commencement of production and where commercial viability requires the drilling of additional exploratory wells remain capitalized, as long as the drilling of the additional wells is underway or firmly planned.

During the three-month period ended March 31, 2006, we expensed the costs of drilling one well at Rigel, British Columbia. This was due to the unsuccessful drilling of an exploration well targeting natural gas at 50% working interest for $0.4 million. The balance of the exploratory drilling costs related mostly to one unsuccessful drilling attempt at Mantario East recognized during the period ended December 31, 2005.

Interest Income

Interest income from short-term deposits was earned during the three month period ended March 31, 2006.

On March 17, 2006, we established a revolving demand bank operating loan facility of $6.5 million with our corporate bank. Principal balances outstanding are charged interest at prime plus 1/2 of a percent and are collateralized by a general assignment of book debts and a floating charge debenture of $20 million covering our major producing reserves. A standby fee of 1/8 of a percent per annum is levied on the unused portion of the facility. As at March 31, 2006, we did not use our line of bank credit, therefore, we had no bank interest expense.

General and Administrative Expenses (G&A)

Total G&A expenses during the three-month period ended March 31, 2006 were $0.7 million or $3.77 per boe, a decrease in unit G&A of 58% from the quarter ended December 31, 2005. This unit decrease resulted mainly from increased production levels and from the accrual in the first quarter ended December 31, 2005 of certain costs that would normally be incurred over a full year.

Stock-Based Compensation

We account for all stock-based compensation using the fair-value based method. Under this method, compensation expense is recorded in our statement of operations over the vesting period. During the three-month period ended March 31, 2006, we recognized a stock-based compensation expense of $0.1 million.

Income Tax

We use the liability method of tax allocation in accounting for income taxes. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially-enacted rates and laws that will be in effect when the differences are expected to reverse. These differences result in income tax assets and liabilities. We provide a valuation allowance where realization does not meet the requirements of the “more likely than not” criteria under the liability method of tax allocation.

During the three months ended March 31, 2006, we increased our valuation allowance against future income tax assets to reflect the amount of future income tax assets that are more likely than not to be realized. As a result, we did not record an income tax recovery for the three months ended March 31, 2006. Although we believe that our tax estimates are reasonable, the ultimate determination involves significant judgment and may materially differ.

Identifiable Trend Factors of Eight Most Recently Completed Quarters

The following table summarizes the historical operating results of the assets transferred to us under the Plan of Arrangement with Dynamic Oil & Gas, Inc. and on which we commenced operations October 1, 2005.

Acquired Property Operations (1)

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Average daily production
Crude oil (bbls/d) (2)	1,654	916	861	822	677	243	1	1
Natural gas (mcf/d)	768	927	1,947	630	931	2,497	3,429	3,915
Total (boe/d) (3)	1,792	1,070	1,185	927	832	659	572	653
Revenue (000’s)
Crude oil	4,269	2,558	3,312	2,233	1,518	473	4	3
Natural gas	511	1,017	1,565	(57)	599	1,452	1,952	2,339
Total	4,780	3,575	4,877	2,176	2,117	1,925	1,956	2,342
Royalties	(1,231)	(883)	(1,324)	(719)	(670)	(677)	(546)	(844)
Production and transportation costs	(1,267)	(1,007)	(844)	(863)	(427)	(1,035)	(644)	(608)
Provincial royalty credits	—	—	—	9	163	127	145	—
	2,282	1,685	2,709	603	1,183	340	911	890

(1)	Quarterly results for 2004-Q2 to 2005-Q3 are historical results prior to the Plan of Arrangement of the assets transferred.

(2)	The majority of our crude oil is heavy crude oil.

(3)	“boe” means barrels of oil equivalent, where 6 mcf of natural gas is equal to 1 barrel of crude oil.

OUTLOOK FOR FISCAL 2006

On April 11, 2006, subsequent to the close of 2006-Q1, we announced a material change to corporate affairs that may significantly alter our business plans for the remainder of Fiscal 2006. Details of the announcement are provided under the heading, “Subsequent Events”, in the Executive Overview and in the notes to our financial statements. Further details of the announcement are provided on our website at www.shellbridge.ca.

Liquidity and Capital Resources

Our capital resources at the end of March 31, 2006 consisted of cash and cash equivalents, cash flow from operations, and available lines of credit.

Financing activities – As at March 31, 2006 our revolving, demand bank loan facility was $6.5 million, of which none was outstanding. Interest on this facility is at prime plus 1/2% with a standby fee of 1/8%.

Working capital – Changes in working capital are primarily dependent upon our cash flow from operating activities, the amount of our capital investment program, the timing of incurred field activities and external sources of financing.

Notice to Reader

The accompanying interim financial statements of Shellbridge Oil & Gas, Inc., comprised of the Balance Sheets as at March 31, 2006 and December 31, 2005, and the Statement of Operations and Deficit and Statement of Cash Flows for the three month period ended March 31, 2006 are the responsibility of the Company’s management. These financial statements have not been reviewed by the independent external auditors of the Company.